NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-08 August 26, 2008

Rubicon Continues to Hit More Bonanza Grade Gold in F2 Zone Drilling,
Phoenix Gold Project, Red Lake, Ontario
-26.0 oz/ton gold over 6.6 feet (891.1 g/t gold over 2.0 metres)-
F2 gold mineralization extended at depth by an additional 525 feet (160 metres)
-New North Zone emerging-

Rubicon Minerals Corp (RMX.TSX:RBY.AMEX) is pleased to announce that it has intersected additional bonanza grade gold at its F2 Zone, part of the 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. Previous drilling (see news releases dated May 5, 2008 through July 8, 2008), has identified significant zones of mineralization (the F2 Zone) including high-grade intercepts as outlined in Table 1.

Bonanza grades in emerging North Zone

Drill hole F2-29 has intersected appreciable visible gold assaying 26.0 oz/ton gold over 6.6 feet (891.1 g/t gold over 2.0 metres). The intercept is 115 feet (35 metres) below a previous intercept (F2-19 containing 361.7 g/t gold over 1.8 metres) and is interpreted to be part of a new zone (North Zone) which can be correlated over a 459 feet (140 metre) strike length and 1401 feet (427 metres) vertically. Other (previously released) high-grade gold intercepts in the North Zone include 1.72 oz/ton gold over 6.9 feet (58.8 g/t gold over 2.1 metres) and 1.81 oz/ton gold over 3.3 feet (62.0 g/t gold over 1.0 metre). The North Zone is approximately 394 feet (120 metres) north of the area where the majority of gold intercepts to date have been returned (now termed the South Zone, see Figures 1 and 2, attached to this release and Table 1 for full listing of previous and current assay results by zone).

“Hole F2-29 is a spectacular intercept. This hole and others in the area appear to indicate the emergence of a new target zone which is characterized by appreciable high-grade gold mineralization. To date we recognize breccia zones, discrete high-grade structures and broader sulphide zones. We continue to see similarities with systems documented from the major Red Lake gold mines” stated David Adamson, President and CEO.

South Zone extended a further 1115 feet (340 metres) to depth

In addition to the North Zone intercept described above, at a depth of 2825 feet (861 metres) below surface, F2-29 also intersected an extension of mineralization which is thought to be the continuation of the South Zone. The new intercept grades 0.23 oz/ton gold over 20.2 feet (8.0 g/t gold over 6.1 metres) including 0.30 oz/ton gold over 7.1 feet (10.4 g/t gold over 2.2 metres). The section includes visible gold and appreciable sulphides (up to 15%) in heavily veined, altered and deformed mafic volcanics which closely resemble those drilled to date at shallower levels. This recent intercept extends the plunge length of the South Zone by 1115 feet (340 metres) to a total plunge length of 2329 feet (710 metres). Assays for F2-29 are not complete and assays for one further mineralized zone which contains visible gold at 428 metres below surface are pending.

Partial assays for hole F2-21, drilled from a barge situated close to the F2 Zone and designed to test for extensions of known zones, were reported in a previous news release dated July 8, 2008. Further assays have now been received from this hole. These include 0.50 oz/ton gold over 8.2 feet (17.0 g/t gold over 2.5 metres) and 0.40 oz/ton gold over 8.7 feet (13.8 g/t gold over 2.65 metres). Partial assays for newly reported hole F2-22 drilled in the same area include 0.63 oz/ton gold over 9.8 feet (21.6 g/t gold over 3.0 metres), 0.23 oz/ton gold over 19.7 feet, including 0.54 oz/ton gold over 6.6 feet (8.0 g/t gold over 6.0 metres including 18.5 g/t gold over 2.0 metres) and 0.2 oz/ton gold over 66.6 feet including 0.4 oz/ton gold over 19.7 feet or 0.59 oz/ton gold over 11.5 feet (6.8 g/t gold over 20.3 metres, including 13.6 g/t gold over 6.0 metres or 20.4 g/t gold over 3.5 metres).

Step out drilling intersects host package of rocks with encouraging gold values

Hole F2-15-W1 drilled to the southwest of the main area of drilling has encountered strong alteration and mineralization within host mafic units which appear similar to those in the main F2 area. The hole has returned intercepts grading 0.22 oz/ton over 12.0 feet (7.5 g/t over 3.7 metres) including 0.51 oz/ton gold over 4.1 feet (17.6 g/t gold over 1.3 metres) and 0.56 oz/ton gold over 3.3 feet (19.1 g/t gold over 1.0 metre) at vertical depths of 379 metres and 393 metres below surface respectively. This intercept is interpreted to be the southwestward extension of the North Zone and represents an extension of the North Zone 131.2 feet (40 metres) to the southwest.

Updated long section shows emergence of two separate Zones

Since discovering the F2 zone in late February 2008, significant gold mineralization has now been intersected over a vertical distance of 2329 feet (710 metres) and over an interpreted strike length of 558 feet (170 metres). Importantly, both the newly recognized North Zone and South Zone are open to depth and along strike. Step out drilling on 50 to 100 metre centers is underway to test for both lateral and depth extensions of gold mineralization (refer to target areas in Figure 1).

As stated in previous news releases, considerable drilling is required to better understand the distribution of gold mineralization in three dimensions. Management believes this is best accomplished by drilling from underground utilizing the nearby shaft and workings situated 450 metres from the F2 Zone. The Company is in the permitting process to allow previously announced shaft dewatering and rehabilitation to commence during Q4 as planned, barring any unforeseen circumstances.

Second Barge Drill Rig expected on site end of August 2008

A second barge to facilitate drilling on the lake is expected to be on site by the end of August at which point both drill rigs will be barge-based.

Rubicon Minerals Corporation has approximately $20 million in cash and is an exploration company focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital, former Chairman and CEO of Goldcorp, owns 31% of the company.

Table 1                       South Zone:
Hole Number	Depth to centre of intercept (m)	Gold (g/t)	Metres	Gold (Oz/t)	Feet
F2-01	93	8.4	4.5	0.25	14.8
F2-01	232	6.8	11.0	0.20	36.1
Incl.	229	23.2	3.0	0.68	9.8
F2-02	96	5.4	10.3	0.16	33.8
Incl.	99	12.1	3.3	0.35	10.8
F2-02	291	16.8	1.0	0.49	3.3
F2-02	301	36.0	1.0	1.05	3.3
F2-02	375	3.3	28.0	0.10	91.8
F2-02	368	5.1	9.0	0.15	29.5
F2-03	267	283.2	1.0	8.26	3.3
F2-04	232	3.7	5.3	0.11	17.4
F2-04	325	13.9	2.0	0.41	6.6
F2-04	536	7.3	3.0	0.21	9.8
F2-05	372	7.6	2.0	0.22	6.6
F2-05	505	6.0	17.0	0.18	55.8
F2-05	524	12.1	2.0	0.35	6.6
F2-06	171	49.0	0.8	1.43	2.5
F2-06	349	4.9	8.5	0.14	27.9
Incl.	347	8.7	2.5	0.25	8.2
F2-06	383	19.4	4.5	0.57	14.8
Incl.	384	119.8	0.5	3.49	1.6
F2-06	433	15.4	1.0	0.45	3.3
F2-07	230	19.8	1.0	0.58	3.3
F2-07	239	12.6	1.0	0.37	3.3
F2-07	246	73.2	3.0	2.14	9.8
F2-07	297	15.1	1.0	0.44	3.3
F2-07	319	3.5	16.0	0.10	52.5
Incl.	320	15.8	1.0	0.46	3.3
F2-07	335	16.0	7.0	0.47	23.0
Incl.	335	21.0	5.0	0.61	16.4
F2-07	380	24.4	17.0	0.71	55.8
Incl.	384	36.5	8.0	1.06	26.2
F2-08	205	4.2	24.0	0.12	78.7
Incl.	197	15.8	2.0	0.46	6.6
F2-08	294	42.4	11.0	1.24	36.1
F2-08	355	3.8	4.0	0.11	13.1
F2-08	393	3.1	5.0	0.09	16.4
F2-09	338	10.0	3.5	0.29	11.5
Incl.	338	53.1	0.5	1.55	1.6
F2-09	442	28.7	15.5	0.84	50.8
Incl.	438	52.6	7.4	1.53	24.3
Or	439	353.8	0.9	10.32	3.0
And	446	77.6	0.5	2.26	1.6
F2-10	257	13.9	3.0	0.41	9.8
F2-10	275	17.7	2.0	0.52	6.6
F2-10	323	8.3	30.0	0.24	98.4
Incl.	310	16.2	4.0	0.47	13.1
And	319	48.2	0.5	1.41	1.6
And	337	216.1	0.5	6.30	1.6
F2-10	404	56.5	0.5	1.65	1.6
F2-10	424	77.8	0.5	2.27	1.6
F2-11	234	2.9	10.0	0.08	32.8
F2-11	238	7.3	1.1	0.21	3.6
Incl.	301	8.2	1.5	0.24	4.9
F2-11	376	3.0	12.1	0.09	39.7
F2-11	390	25.7	1.6	0.75	5.2
F2-12	193	4.3	4.0	0.13	13.1
F2-13	226	4.7	5.0	0.14	16.4
F2-14-W1	451	5.7	4.0	0.17	13.1
F2-14-W1	469	2.5	7.0	0.07	23.0
F2-15*	544	3.4	9.0	0.10	29.5
F2-15-W1*	379	7.5	3.7	0.22	12.0
Incl.	378	17.6	1.3	0.51	4.1
F2-15-W1*	393	19.1	1.0	0.56	3.3
F2-17	456	3.1	6.8	0.09	22.3
F2-21	170	9.1	8.6	0.27	28.2
Incl.	168	97.9	0.5	2.85	1.6
F2-21	219	64.2	0.5	1.87	1.6
F2-21*	232	11.7	2.0	0.34	6.6
F2-21*	269	17.0	2.5	0.50	8.2
F2-21*	303	5.2	6.0	0.15	19.7
Incl.	300	35.8	0.5	1.04	1.6
F2-21*	372	14.2	1.5	0.41	4.9
F2-21*	440	6.1	5.0	0.18	16.4
F2-21*	525	10.2	2.6	0.30	8.5
F2-21*	535	13.8	2.7	0.40	8.7
Incl.	534	28.3	1.0	0.83	3.1
F2-22**	207	6.8	20.3	0.20	66.6
Incl.	209	13.6	6.0	0.40	19.7
Or	210	20.4	3.5	0.59	11.5
F2-22**	238	8.0	6.0	0.23	19.7
Incl.	236	18.5	2.0	0.54	6.6
F2-22**	227	4.9	5.0	0.14	16.4
F2-22**	438	21.6	3.0	0.63	9.8
F2-24	Assays pending
F2-25	Assays pending
F2-29**	861	8.0	6.1	0.23	20.2
Incl.	863	10.4	2.2	0.30	7.1
North Zone:
Hole Number	Depth to centre of intercept	Gold (g/t)	Metres	Gold (Oz/t)	Feet
F2-14	384	6.9	7.0	0.20	23.0
Incl.	382	15.2	2.0	0.44	6.6
F2-14	394	26.4	0.9	0.77	2.8
F2-15	388	9.3	0.5	0.27	1.6
F2-16	380	17.2	1.0	0.50	3.3
F2-16	419	3.7	3.2	0.11	10.5
F2-16	428	3.0	16.1	0.09	52.8
Incl.	429	8.2	1.0	0.24	3.3
F2-17	297	62.0	1.0	1.81	3.3
Incl.	297	117.7	0.5	3.43	1.6
F2-17	326	8.6	2.0	0.25	6.6
F2-17-W1	318	7.9	1.0	0.23	3.3
F2-17-W3	302	70.4	0.5	2.05	1.6
F2-19*	267	5.2	5.0	0.15	16.4
Incl.	267	7.0	3.0	0.20	9.8
F2-19	327	361.7	1.8	10.55	5.9
Incl.	326	811.4	0.8	23.67	2.6
F2-19	377	58.8	2.1	1.72	6.9
Incl.	377	121.7	1.0	3.55	3.3
Or	377	240.4	0.5	7.01	1.6
F2-20	662	12.6	1.0	0.37	3.3
F2-20	695	7.4	4.0	0.21	13.1
Incl.	694	12.0	2.0	0.35	6.6
F2-28	In progress
F2-29**	326	891.1	2.0	26.0	6.6
*New gold assays received for the F2 Zone
**New gold assays received (assays pending for portions of the hole)

Figure 2: Composite North-South Vertical Section of the F2 North and South Zones

F2 Zone : Composite Vertical Section
A
A'
06 49.0 / 0.8m
12 4.3 / 4.0m
22 6.8 / 20.3m (incl 13.60 / 6.0m and 20.4 / 3.5m)
21 64.2 / 0.5m
13 4.7 / 5.0m
01 6.8 / 11.0m (incl 23.2 / 3.0m
22 8.0 / 6.0m (incl 18.5 / 2.0m)
04 3.7 / 5.3m
21 11.7 / 2.0m
21 9.1 / 8.6m (incl 97.9 / 0.5m)
08 4.2 / 24.0m (incl. 15.8 / 2.0m)
07 19.8 / 1.0m
11 2.9 /10.0m (incl 7.2 / 1.1m)
07 12.6 / 2.0m
07 73.2 / 3.0m
-250 m
10 13.9 /3.0m
21 17.0 / 2.5m
03 283.2 / 1.0m
10 17.7 / 2.0m
02 16.8 / 1.0m
07 15.1 / 1.0m
08 42.4 / 11.0
02 36.0 / 1.0m
11 8.2 /1.5m
21 5.2 / 6.0m (incl 35.8 / 0.5m)
10 8.3 / 30.0m
04 13.9 / 2.0m
07 3.5 / 16.0m (incl 15.8 / 1.0m)
15 9.3 / 0.5m
22 4.9 / 5.0m
09 10.0 / 3.5m (incl 53.1 / 0.5m)
19 5.2 / 5.0m (incl 7.0 /3.0m)
17 62.0 / 1.0m (incl 117.0 / 0.5m)
17-W3 70.4 /0.5m
17-W1 7.9 / 1.0m
17 8.6 /2.0m
29 891.0 /2.0m
19 361.7 / 1.8m (incl 811.4 /0.8m)
-350 m
08 3.8 /4.7m
07 3.5 / 16.0m (incl 15.8 / 1.0m)
15-W1 7.5 / 3.7m (incl 17.6 / 1.3m)
06 4.9 / 8.5m (incl 8.7 / 2.5m)
21 14.2 / 1.5m
05 7.6 / 2.0m
11 3.0 / 12.1m
06 19.4 / 4.5m (incl 119.8 / 0.5m)
08 3.1 / 5.0m
15 9.3 / 0.5m
10 56.5 / 0.5m
11 25.7 / 1.6m
10 77.8 / 0.5 m
07 24.4 / 17.0m (incl 36.5 / 8.0m)
06 15.4 / 1.0m
09 28.7 / 15.5m (incl 52.6 / 7.4m)
16 17.2 / 1.0m
14 6.9 / 7.0m (incl 15.2 / 2.0m)
14 26.4 /0.9m
16 3.0 / 16.1m (incl 8.2 / 1.0m)
19 58.80 / 2.1m (incl 240.4 / 0.5m
14-W1 5.7 / 4.0m
-450 m
22 21.6 / 3.0m
17 3.1 / 6.8m
14-W1 2.5 / 7.0m
05 6.0 / 17.0m
05 12.1 / 2.0m
OPEN
21 10.2 / 2.6m
15 3.4 / 9.0m
04 7.3 / 3.0m
21 13.8 / 2.7m (incl 28.3 / 1.0m)
-550 m
South Zone
North Zone
CLAIM BOUNDARY
-650 m
20 12.6 / 1.0m
20 7.4 / 4.0m (incl 12.0 / 2.0m)
-750 m
OPEN
-850 m
29 8.0 / 6.2m (incl 10.4 / 2.2m)
Azimuth : 000 (Viewed to the West)
Section Composited over 120m
50 m

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. . Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.